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                                              Exhibit 45


              [WLR FOODS, INC. LETTERHEAD]




FOR IMMEDIATE RELEASE    Contact:  Gail Price, Director of
                                   Corporate Communication
                           Phone:  703-896-0403


         WLR FOODS SHAREHOLDERS REJECT TYSON PROPOSAL:
  STRONG SUPPORT SHOWN IN PROXY CONTEST FINAL VOTING RESULTS


Broadway, Virginia, June 3, 1994 -- WLR Foods Inc. (NASDAQ:
WLRF) today announced victory by a wide margin over Tyson Foods Inc. (NASDAQ: TYSNA) in the proxy contest to decide whether Tyson and its affiliates should be granted voting rights for shares of WLR Foods they may acquire, or have acquired, in their hostile takeover attempt. Shareholder voting took place at a Special Meeting of WLR Foods on Saturday, May 21, 1994 and final voting results were reported today by the independent inspector of elections following a challenge period attended by representatives of both sides.

Based on certified results from the independent inspector of elections, The Corporation Trust Company of Wilmington, Delaware, only 3,152,830 shares, or 28.9% of those the inspectors determined entitled to vote, voted for the Tyson proposal. This represents 28.7% of WLR Foods total outstanding shares. 5,977,118 shares, or almost 55% of those entitled to vote, voted against the proposal, representing 54.5% of WLR Foods outstanding shares. 53,547 shares voted to abstain on the Tyson proposal.

James L. Keeler, president and chief executive officer of WLR
Foods, said, "The final report of the independent inspector of elections conclusively demonstrates

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WLR FOODS SHAREHOLDERS REJECT TYSON PROPOSAL:
STRONG SUPPORT SHOWN IN PROXY CONTEST FINAL VOTING RESULTS
June 3, 1994
Page 2

overwhelming support of WLR Foods shareholders against the Tyson proposal which, by any analysis, was soundly defeated. WLR Foods shareholders have sent Don Tyson a message -- and that message is No! Don Tyson should now honor his often repeated promise to go away if he loses the vote, and we look forward to the immediate termination of his inadequate tender offer.

"On behalf of the entire WLR Foods family, we again thank everyone involved -- our shareholders, producers, employees and friends -- for their overwhelming support," Mr. Keeler concluded.

WLR Foods is a fully integrated provider of high quality turkey and chicken products primarily under Wampler-Longacre(R) label and retail ice under the Cassco(R) label. This Fortune 500 company, with current annual revenues of $710 million, exports to more than 40 countries and has processing operations in Virginia, West Virginia and Pennsylvania, close to its major mid-Atlantic markets.

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